

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2017

Chris Kenny
Vice President and Controller
United Continental Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606

      Re: United Continental Holdings, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 23, 2017
              Form 8-K
              Filed April 17, 2017
              File No. 001-06033

Dear Mr. Kenny:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Lyn Shenk

                            Lyn Shenk
                            Branch Chief
                            Office of Transportation and Leisure